82-5217

KMB: KUMBA NON-EXECUTIVE CHAIRMAN DAWN MAROLE S...

KUMBA NON-EXECUTIVE CHAIRMAN DAWN MAROLE STEPS DOWN
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)



05008248

KUMBA RESOURCES NEWS RELEASE
Telephone : + 27 (12) 307 4843 P.O. Box 922
Telefax : + 27 (12) 307 4080 PRETORIA 0001
15 April 2005
KUMBA NON-EXECUTIVE CHAIRMAN DAWN MAROLE STEPS DOWN
At its annual general meeting today, diversified South African-based metals and mining company Kumba Resources Limited (Kumba) announced the decision of the non executive chairman of the Kumba Board, Dawn Marole, to step down as chairman and as director.
The resignation follows Ms Maroles consultation with the Kumba Board and is a joint decision based on her intention to focus on her business commitments.
I believe that I have vindicated the confidence shown by the Board in appointing me as chairman in 2002. It has been a privilege to play a role in the development of the group during its initial years since listing in 2001, said Ms Marole.
Kumba chief executive Dr Con Fauconnier paid tribute to Ms Maroles contribution to the Board: Dawn has played a key role in guiding Kumbas strategic development. Her leadership and counsel to the Board is appreciated, as is her commitment to the principles of sound corporate governance. We wish her well in her future endeavours.
The Board has considered a replacement for Ms Marole and, in view of the empowerment process currently underway with respect to Kumbas ownership structure, has decided to appoint Mr Allen Morgan, an independent non-executive director, as chairman. This appointment is effective immediately and will be reviewed following the conclusion of the empowerment process.
Mr Morgan has served on the Kumba Board as a non-executive director since June 2001 and is a member of the Boards safety, health and environment committee. He has extensive engineering and business experience and currently serves as a non-executive director on the Eskom board. From 1994 to 2001 he served as chief executive of Eskom and steered its transformation process to completion.
I look forward to serving as chairman and to providing direction for Kumba through its challenging empowerment process, while assisting it to meet its strategic growth aspirations and obligations to stakeholders, said Mr Morgan.
We welcome the appointment of Allen Morgan as chairman and the continuation of the valuable inputs he has made to date, based as they are on astute business insight and sound judgement, said Dr Fauconnier. His considerable experience in dealing with empowerment-related matters should prove particularly valuable during the coming months.

SUPPL

RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that at the annual general meeting of Kumba Resources Limited held at 14:00 on Friday, 15 April 2005, all the resolutions proposed were approved with the required majorities. The special resolution passed at the meeting will be lodged with the Registrar of Companies for registration.
Ends
Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Dawn Marole
Mobile: +27 (0) 83 443 3922
Date: 15/04/2005 04:41:14 PM Produced by the JSE SENS Department

15/04/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Dealings by a Director

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF KUMBA BASE METALS LIMITED (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	:	WH VAN NIEKERK (a director of Kumba Base Metals Ltd - a major subsidiary of Kumba)
Date of transaction	:	07-04-2005
Number of shares	:	3,370
Price per share	:	R 69.00
Total value (pre tax proceeds)	:	R 232,530.00
Option strike price	:	R 12.07
Option strike date	:	01-06-1999
Periods of exercise and/or vesting	:	9 years
Class of securities	:	Ordinary
Nature of transaction	:	Deferred Purchase Share Scheme - shares sold
Nature of interest	:	Beneficial

11 April 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan

Date: 11/04/2005 11:00:02 AM Produced by the JSE SENS Department

11/04/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Clarification Of Technical Informa...

Kumba - Clarification Of Technical Information In The 2004 Annual Report
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
CLARIFICATION OF TECHNICAL INFORMATION IN THE 2004 ANNUAL REPORT
Shareholders are hereby notified that certain technical information appearing in the Review of Mineral Resources and Reserves on pages 47 and 49, requires clarification as follows:

1. The fourth and fifth sentences on page 47 currently read:
   Note that mineral resources are reported in addition to ore reserves; this differs from previous years, when mineral resources were reported inclusive of ore reserves. This change explains the significant difference between the figures reported this year and those previously reported.
   The said sentences should read:
   Note that mineral resources, as previously reported, are reported inclusive of ore reserves.
2. The heading on page 49 currently reads:
   Mineral resources are now reported in addition to ore reserves
   The said heading should read:
   Mineral resources are reported inclusive of ore reserves

The above amendments provide a more accurate description of the figures in Table 1 (on page 48), but do not result in any change to the figures.

HJ VAN DER BERG
MANAGER, GEOLOGICAL SERVICES
Pretoria
8 April 2005
For enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: + 27 83 609 1444
Email: trevor.arran@kumbaresources.com
Sponsor: JP Morgan
Date: 11/04/2005 04:30:02 PM Produced by the JSE SENS Department

11/04/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Participation of Kumba Resources L...

Kumba - Participation of Kumba Resources Limited in the Hope Downs Project
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
PARTICIPATION OF KUMBA RESOURCES LIMITED (KUMBA) IN THE HOPE DOWNS PROJECT (PROJECT)

Shareholders are referred to previous announcements relating to the Project dated 21 December 2004 and 11 January 2005 respectively, in which it was announced that Kumba had been unsuccessful in the arbitration proceedings between Downs Holding BV (Downs) (a wholly owned subsidiary of Kumba), and Hope Downs Iron Ore Pty Ltd (HDIO) (a subsidiary of Kumbas Australian partner in the Project, Hancock Prospecting Pty Limited (Hancock)). The arbitration related to a dispute as to whether HDIO had acted unreasonably in withholding its approval of Anglo American plc (Anglo) as the new ultimate controlling company of Downs.

On 11 January 2005, Kumba announced that it had lodged an appeal against the arbitration decision in the Supreme Court of Western Australia. Following negotiations relating to the Project value as at the date on which Anglo obtained control, Kumba and Hancock have entered into an agreement on 4 April 2005 in terms of which, inter alia:

- Kumba abandons its appeal against the arbitration ruling;
- Anglo is approved as the ultimate controlling company of Downs;
- Hancock acquires an irrevocable option to purchase Downs interest in the Project at any time prior to or on 1 July 2005 (the Option). If Hancock does not exercise the Option, Downs will retain its interest in the Project;
- Until the exercise of the Option, both parties will continue as participants in the Project and progress it in accordance with their contractual arrangements;
- Hancock and Kumba provide releases and indemnities to each other in respect of all claims arising out of or in connection with the Project prior to 4 April 2005, irrespective of whether the Option is exercised;

In consideration for acquiring the Option Hancock has paid a non-refundable amount of A$5.1 million to Kumba (Option payment). The exercise price in respect of the Option is as follows:

- an amount of A$137,9 million payable on 1 July 2005 (the first instalment); and
- an amount of A$103,8 million payable on 1 July 2006 (the second instalment).

Hancock may, at its election, replace the first and second instalments with a single payment of A$231,4 million (the full payment) on 1 July 2005. To the extent that Hancock makes payment of the first instalment, the second instalment and/or the full payment in advance of the due date for such payment Hancock will receive a discount of 1% on the relevant amount for each completed calendar month, or part thereof on a pro rata basis, by which the relevant payment is made prior to the due date for such payment. The second instalment will be secured by certain assets and a limited guarantee provided by Hancock.

The pro forma financial effects on Kumba if the Option is exercised (the Transaction) have been prepared for illustrative purposes and are set out in the table below:

Cents Per Share	Pre - Transaction	Post - Transaction	Change (%)
Attributable earnings per share for the 12 month period ended 31 December 2004	226	522	130,8
Headline earnings per share for the 12 month period ended 31 December 2004	258	282	9,4
Tangible Net asset value (NAV) at 31 December 2004	1 774	2 014	13,6

Notes:

1. Kumbas audited financial results to December 2004 reflected an 18 month period. The pro forma effects have been calculated using the unaudited financial results for the 12 month period to 31 December 2004 in line with Kumbas changed financial year-end.
2. For the purpose of calculating the post Transaction attributable and headline earnings per share, it is assumed that:
   2.1. The Transaction was effective on 1 January 2004;
   2.2 The total consideration is A$236.5 million, being the sum of the Option payment and the full payment.
   2.3 The consideration has been converted to Rands at the prevailing exchange rate of R4.93/A$ and has reduced interest charges at a rate of 9,5% per annum; and
   2.4 The expenditure incurred on the Project during the 12 month period ending 31 December 2004 has been reversed. A$ expenditure was converted to Rands at the average exchange rate of R4.75/A$ for the calendar year 2004.

The post Transaction attributable earnings per share include the net surplus that would have been realised on receipt of the total consideration. This is excluded in the post Transaction headline earnings per share.

For the purpose of calculating the post Transaction NAV it is assumed that the

The total consideration will be used for general corporate purposes.
Shareholders will be advised as and when further developments occur.
Pretoria
5 April 2005
Sponsor
JP Morgan
Contact person
Trevor Arran
General Manager
Corporate Affairs & Investors Relations
+27 (12) 307 3292 (Office)
+27 83 609 1444 (Mobile)
Trevor.arran@kumbaresources.com
Date: 05/04/2005 04:17:03 PM Produced by the JSE SENS Department

05/04/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumb
In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And
Kumba Resources Management Option Scheme (collectively the Scheme)
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
DEALINGS BY A DIRECTOR OF KUMBA BASE METALS LIMITED (a major subsidiary of
Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME
AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the
following director of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded
shares after having received clearance to do so in terms of the JSE Listings
Requirements 3.66. The shares were granted in terms of the Scheme. This
resulted in the following ordinary shares of the company having been traded on
the JSE:

Name of director:	NA JOGIAT (a director of Kumba Base Metals Ltd - a major subsidiary of Kumba)
Date of transaction:	31-03-2005
Number of shares:	3,270
Price per share:	R 67.56
Total value (pre tax proceeds):	R 220,921.20
Option strike price:	R 41.50
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

1 April 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 01/04/2005 02:35:01 PM Produced by the JSE SENS Department

01/04/2005 Source: JSE NEWS SERVICE